EXHIBIT 99.1

Costamare Inc. Completes Full Redemption of Its Outstanding Shares of Series E Preferred Stock

MONACO, July 15, 2024 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”, “we” or “our”) (NYSE: CMRE) announced today that the Company has completed the previously announced redemption of all of its 4,574,100 outstanding shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”, and the redemption thereof, the “Redemption”) held by shareholders (the “Holders”). The redemption price of the shares of Series E Preferred Stock was $25.00 per share plus accrued and unpaid dividends in respect of the Series E Preferred Stock up to, but not including, the redemption date of July 15, 2024 (the “Redemption Date”, and such price, the “Redemption Price”). The Company paid a quarterly dividend of $0.554688 per share on the Series E Preferred Stock on July 15, 2024, immediately prior to the Redemption, to holders of record as of July 12, 2024. The Company funded the Redemption with cash on hand.

None of the shares of Series E Preferred Stock remain outstanding, and all rights with respect to such stock have ceased and terminated, other than the right of the Holders to receive payment of the Redemption Price.

In connection with the Redemption, the New York Stock Exchange ("NYSE") has suspended trading of the Series E Preferred Stock effective prior to the opening of trading on the Redemption Date. NYSE has filed with the Securities and Exchange Commission (the "SEC") a notification of removal from listing and registration on Form 25 to effect the delisting of all of the shares of Series E Preferred Stock from NYSE.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 39 dry bulk vessels with a total capacity of approximately 2,900,000 DWT (including one vessel that we have agreed to sell and two vessels we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com